EXHIBIT 99.1

INDEX TO FINANCIAL STATEMENTS

Rigel Pharmaceuticals, Inc.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Rigel Pharmaceuticals, Inc.

We have audited the accompanying balance sheets of Rigel Pharmaceuticals, Inc. as of December 31, 2008 and 2007, and the related statements of operations, stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2008. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Rigel Pharmaceuticals, Inc. at December 31, 2008 and 2007, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2008, in conformity with U.S. generally accepted accounting principles.

/s/ ERNST & YOUNG LLP

Palo Alto, California

February 24, 2009

RIGEL PHARMACEUTICALS, INC.

BALANCE SHEETS

(In thousands, except share and per share amounts)

	December 31,
	2008	2007

Assets
Current assets:
Cash and cash equivalents	$46,005	$44,503
Available-for-sale securities	88,472	63,793
Prepaid expenses and other current assets	3,610	2,834
Total current assets	138,087	111,130

Property and equipment, net	3,567	2,560
Other assets	2,204	2,099
	$143,858	$115,789

Liabilities and stockholders’ equity
Current liabilities:
Accounts payable	$5,984	$4,320
Accrued compensation	1,625	8,133
Other accrued liabilities	12,029	2,031
Deferred rent	3,174	638
Capital lease obligations	1,339	990
Total current liabilities	24,151	16,112

Long-term portion of capital lease obligations	2,053	784
Long-term portion of deferred rent	13,311	16,486
Other long-term liabilities	178	225

Commitments and contingencies

Stockholders’ equity:
Preferred stock, $0.001 par value; 10,000,000 shares authorized; none issued and outstanding as of December 31, 2008 and 2007	—	—
Common stock, $0.001 par value; 100,000,000 shares authorized; 36,646,397 and 31,381,774 shares issued and outstanding on December 31, 2008 and 2007, respectively	37	31
Additional paid-in capital	605,509	451,384
Accumulated other comprehensive income	396	198
Accumulated deficit	(501,777)	(369,431)
Total stockholders’ equity	104,165	82,182
	$143,858	$115,789

See accompanying notes.

RIGEL PHARMACEUTICALS, INC.

STATEMENTS OF OPERATIONS

(In thousands, except per share amounts)

	Years Ended December 31,
	2008	2007	2006
Contract revenues from collaborations	$—	$12,600	$33,473
Costs and expenses:
Research and development	109,670	70,364	56,968
General and administrative	27,044	21,763	19,552
	136,714	92,127	76,520

Loss from operations	(136,714)	(79,527)	(43,047)
Interest income	4,439	5,476	5,700
Interest expense	(160)	(221)	(290)
Loss before income taxes	(132,435)	(74,272)	(37,637)
Income tax benefit	89	—	—
Net loss	$(132,346)	$(74,272)	$(37,637)
Net loss per share, basic and diluted	$(3.67)	$(2.57)	$(1.51)

Weighted average shares used in computing net loss per share, basic and diluted	36,025	28,936	24,936

See accompanying notes.

RIGEL PHARMACEUTICALS, INC.

STATEMENTS OF STOCKHOLDERS’ EQUITY

(In thousands, except share and per share amounts)

					Accumulated
			Additional	Deferred	Other		Total
	Common Stock		Paid-in	Stock	Comprehensive	Accumulated	Stockholders’
	Shares	Amount	Capital	Compensation	Income (Loss)	Deficit	Equity
Balance at December 31, 2005	24,814,671	$25	$366,203	$(26)	$(92)	$(257,522)	$108,588
Net loss	—	—	—	—	—	(37,637)	(37,637)
Change in unrealized gain (loss) on available-for-sale securities	—	—	—	—	105	—	— 105
Comprehensive loss							(37,532)
Issuance of common stock upon exercise of options and participation in Purchase Plan	366,016	—	2,793	—	—	—	2,793
Stock compensation expense	—	—	12,579	—	—	—	12,579
Reversal of deferred compensation expense balance	—	—	(26)	26	—	—	—
Warrants issued with lease amendment 3	—	—	801	—	—	—	801
Balance at December 31, 2006	25,180,687	25	382,350	—	13	(295,159)	87,229
Net loss	—	—	—	—	—	(74,272)	(74,272)
Change in unrealized gain on available-for-sale securities	—	—	—	—	185	—	185
Comprehensive loss							(74,087)
Issuance of common stock at $9.75 per share for cash, net of issuance costs	5,750,000	6	52,330	—	—	—	52,336
Issuance of common stock upon exercise of options and participation in Purchase Plan	451,087	—	5,017	—	—	—	5,017
Stock compensation expense	—	—	11,687	—	—	—	11,687
Balance at December 31, 2007	31,381,774	31	451,384	—	198	(369,431)	82,182
Net loss	—	—	—	—	—	(132,346)	(132,346)
Change in unrealized gain on available-for-sale securities	—	—	—	—	198	—	198
Comprehensive loss							(132,148)
Issuance of common stock at $27.00 per share for cash, net of issuance costs	5,000,000	5	127,535	—	—	—	127,540
Issuance of common stock upon exercise of options and participation in Purchase Plan	264,623	1	2,831	—	—	—	2,832
Stock compensation expense	—	—	23,759	—	—	—	23,759
Balance at December 31, 2008	36,646,397	$37	$605,509	$—	$396	$(501,777)	$104,165

See accompanying notes.

RIGEL PHARMACEUTICALS, INC.

STATEMENTS OF CASH FLOWS

(In thousands)

	Years Ended December 31,
	2008	2007	2006
Operating activities
Net loss	$(132,346)	$(74,272)	$(37,637)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	1,425	1,344	1,418
Stock-based compensation expense	23,759	11,687	12,579
Changes in assets and liabilities:
Accounts receivable	—	1,104	(54)
Prepaid expenses and other current assets	(776)	(395)	911
Other assets	(105)	152	165
Accounts payable	1,721	2,363	(540)
Accrued compensation	(6,508)	5,073	871
Other accrued liabilities	9,998	145	(438)
Deferred revenue	—	(3,066)	(15,272)
Deferred rent and other long term liabilities	(686)	3,658	2,161

Net cash used in operating activities	(103,518)	(52,207)	(35,836)

Investing activities
Purchases of available-for-sale securities	(194,603)	(134,372)	(85,209)
Maturities of available-for-sale securities	170,122	127,508	89,987
Proceeds from the sale of property and equipment	18	4	83
Capital expenditures	(2,507)	(933)	(913)

Net cash (used in) provided by investing activities	(26,970)	(7,793)	3,948

Financing activities
Proceeds from capital lease financing	2,862	918	1,449
Payments on capital lease obligations	(1,244)	(1,495)	(1,406)
Net proceeds from issuances of common stock and warrants	130,372	57,353	2,793

Net cash provided by financing activities	131,990	56,776	2,836

Net increase (decrease) in cash and cash equivalents	1,502	(3,224)	(29,052)
Cash and cash equivalents at beginning of period	44,503	47,727	76,779

Cash and cash equivalents at end of period	$46,005	$44,503	$47,727

Supplemental disclosure of cash flow information
Interest paid	$172	$218	$247

Schedule of non cash transactions
Issuance of warrants with lease amendment	$—	$—	$801

See accompanying notes.

Rigel Pharmaceuticals, Inc.

NOTES TO FINANCIAL STATEMENTS

In this Annual Report on Form 10-K, “Rigel,” “we,” “us” and “our” refer to Rigel Pharmaceuticals, Inc. “common stock” refers to Rigel’s common stock, par value $0.001 per share.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of operations and basis of presentation

We were incorporated in the state of Delaware on June 14, 1996. We are engaged in the discovery and development of novel, small-molecule drugs for the treatment of inflammatory/autoimmune diseases, as well as for certain cancers and metabolic diseases.

Financial Statement Preparation

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Significant estimates and assumptions made by management include the fair value of short-term investments, period of the research collaborations, determination of at-risk milestones, fair values of stock-based compensation awards, impairment assessments, the estimated useful life of assets and contingencies. We believe that the estimates and judgments upon which we rely are reasonable based upon information available to us at the time that these estimates and judgments are made, however actual results could differ from these estimates. To the extent there are material differences between these estimates and actual results, our consolidated financial statements will be affected.

Stock Award Plans

We have two stock option plans, the 2000 Equity Incentive Plan and 2000 Non-Employee Directors Stock Option Plan, that provide for granting to our officers, directors and all other employees and consultants options to purchase shares of our common stock. Under the plans, we may issue non-qualified options or incentive stock options. We also have an employee stock purchase plan, or Purchase Plan, where eligible employees can purchase shares of our common stock at a price per share equal to the lesser of 85% of the fair market value on the first day of the offering period or 85% of the fair market value on the purchase date. The benefits provided under these plans are stock-based payments subject to the provisions of SFAS No. 123(R) and guidance under the Securities and Exchange Commission’s Staff Accounting Bulletin 107, or SAB No. 107 and SAB No. 110.

Effective January 1, 2006, we adopted the provisions of SFAS No. 123(R) using the modified prospective application transition method. Under this method, the stock-based compensation costs recognized beginning January 1, 2006 includes compensation costs for (i) all stock-based payments granted prior to, but not vested as of January 1, 2006, based on the grant date fair value originally estimated in accordance with the provisions of SFAS No. 123, “Accounting for Stock-Based Compensation,” or SFAS No. 123, and (ii) all stock-based payments granted subsequent to January 1, 2006, based on the grant date fair value estimated in accordance with the provisions of SFAS No. 123(R). For awards granted on or after January 1, 2006, we adopted the use of the straight-line attribution method over the requisite service period for the entire award. See Note 4 for a further discussion on stock-based compensation.

Cash, cash equivalents and available-for-sale securities

We consider all highly liquid investments in debt securities with maturity from the date of purchase of 90 days or less to be cash equivalents. Cash equivalents consist of money market funds, U.S. treasury bills, corporate bonds and commercial paper and investments in government-sponsored enterprises. Our short-term investments include obligations of government-sponsored enterprises and corporate bonds and commercial paper. By policy, we limit the concentration of credit risk by diversifying our investments among a variety of high credit-quality issuers.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

All cash equivalents and short-term investments are classified as available-for-sale securities. Available-for-sale securities are carried at fair value at December 31, 2008 and 2007. Unrealized gains (losses) are reported in stockholders’ equity and included in other comprehensive income (loss). Fair value is estimated based on available market information. The cost of securities sold is based on the specific identification method. See Note 5 for a summary of available-for-sale securities at December 31, 2008 and 2007.

Fair value of financial instruments

The carrying values of cash, cash equivalents, accounts payable and accrued liabilities approximate fair value due to the short maturity of those instruments. Available-for-sale securities are carried at fair value at December 31, 2008 and 2007. The carrying values of capital lease obligations approximate fair value due to similar financing arrangements being available to us at market interest rates.

Property and equipment

Property and equipment are stated at cost. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets, which range from three to seven years. Leasehold improvements, if any, are amortized using the straight-line method over the estimated useful lives of the assets or the term of the lease, whichever is shorter.

Revenue recognition

We recognize revenue from our collaboration arrangements. Our revenue arrangements with multiple elements are evaluated under Emerging Issues Task Force No. 00-21, “Revenue Arrangements with Multiple Deliverables,” and are divided into separate units of accounting if certain criteria are met, including whether the delivered element has stand-alone value to the customer and whether there is objective and reliable evidence of the fair value of any undelivered items. The consideration we receive is allocated among the separate units based on their respective fair values, and the applicable revenue recognition criteria are applied to each of the separate units. Advance payments received in excess of amounts earned are classified as deferred revenue until earned.

Non-refundable, up-front payments received in connection with research and development collaboration agreements, including technology access fees, are deferred and recognized on a straight-line basis over the relevant periods of continuing involvement, generally the research term. When a research term is not specified, we estimate the time it will take us to complete our deliverables under the contract and recognize the upfront fee using the straight-line method over that time period. We review our estimates every quarter for reasonableness.

Revenues related to collaborative research with our corporate collaborators are recognized as research services are performed over the related development periods for each contract. Under these agreements, we are required to perform research and development activities as specified in each respective agreement. The payments received are not refundable and are generally based on a contractual cost per full-time equivalent employee working on the project. Our research and development expenses under the collaborative research agreements, except for the Merck collaboration signed in November 2004 related to ubiquitin ligases, approximate or exceed the revenue recognized under such agreements over the term of the respective agreements. For the Merck collaboration, we recognized a pro-rata portion of the invoiced amounts for funding of our research scientists based on the headcount dedicated to the project. When the research portion of the collaboration ended in May 2007, we recognized the full amount of the deferred revenue related to the contract as we had no further obligations. It is our policy to recognize revenue based on our level of effort expended, however, revenue recognized will not exceed amounts billable under the arrangement.

Revenues associated with at-risk milestones pursuant to collaborative agreements are recognized based upon the achievement of the milestones as set forth in the applicable agreement.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Research and development

Research and development expenses include costs for scientific personnel, supplies, equipment, consultants, research sponsored by us, allocated facility costs, costs related to pre-clinical and clinical trials, and stock-based compensation expense. All such costs are charged to research and development expense as incurred. Collaboration agreements generally specify minimum levels of research effort required to be performed by us.

Contingencies

We are subject to claims related to the patent protection of certain of our technologies, as well as purported securities class action lawsuits and other litigation. We are required to assess the likelihood of any adverse judgments or outcomes to these matters as well as potential ranges of probable losses. A determination of the amount of reserves required, if any, for these contingencies is made after careful analysis of each individual issue.

On February 6, 2009, a purported securities class action lawsuit was commenced in the United States District Court for the Northern District of California, naming us and certain of our officers, directors and underwriters as defendants for our February 2008 stock offering. An additional purported securities class action lawsuit containing similar allegations was subsequently filed in the United States District Court for the Northern District of California on February 20, 2009.  We are not currently able to estimate the possible cost to us from these matters, as these suits are currently at an early stage and we cannot ascertain how long it may take to resolve these matters. We have not established any reserve for any potential liability relating to these lawsuits.

A reserve may be required in the future due to new developments with respect to the pending lawsuits or patent claims or changes in approach such as a change in or establishment of a settlement strategy in dealing with these matters. See Note 11 for a further discussion of this litigation.

Income Taxes

We use the asset and liability method to account for income taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities from a change in tax rates is recognized in income in the period the change is enacted. A valuation allowance is established to reduce deferred tax assets to an amount whose realization is more likely than not.

In July 2006, the FASB issued FIN 48, “Accounting for Uncertainty in Income Taxes,” or FIN 48. This interpretation requires that we recognize in our financial statements, the impact of a tax position, if that position is more likely than not of being sustained in an audit, based on the technical merits of the position. We adopted FIN 48 for the year ended December 31, 2007. There was no cumulative effect of the change in accounting principle recognized upon adoption. The adoption did not have a material impact on our financial position or results of operations. See Note 10 for a further discussion of the adoption of FIN 48.

Net loss per share

Net loss per share has been computed according to FASB Statement No. 128, “Earnings Per Share,” which requires disclosure of basic and diluted earnings per share. Basic earnings per share exclude any dilutive effects of options, shares subject to repurchase, warrants and convertible securities. Diluted earnings per share include the impact of potentially dilutive securities.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

During all periods presented, we had securities outstanding which could potentially dilute basic earnings per share in the future, but were excluded from the computation of diluted net loss per share, as their effect would have been antidilutive. These outstanding securities consist of the following (in thousands, except per share information):

	December 31,
	2008	2007	2006
Outstanding options	6,387	5,080	4,405
Warrants	100	100	175
Weighted average exercise price of options	$16.82	$13.91	$14.50
Weighted average exercise price of warrants	$10.57	$10.57	$13.23

Recent accounting pronouncements

On June 25, 2008, the Financial Accounting Standards Board, or FASB, ratified the consensus reached by the EITF on EITF Issue No. 07-5 “Determining Whether an Instrument (or Embedded Feature) is Indexed to an Entity’s Own Stock”, or EITF 07-5.  EITF 07-5 provides guidance on how to determine whether certain instruments or features were indexed to the company’s own stock. EITF 07-5 is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. We evaluated the impact of adopting EITF 07-5 and concluded the adoption will have no material effect on our financial statements.

On December 12, 2007, the FASB ratified the consensus reached by the EITF on EITF Issue No. 07-1, “Accounting for Collaborative Arrangements,” or EITF 07-1. EITF 07-1 defines collaborative arrangements and establishes reporting requirements for transactions between participants in a collaborative arrangement and between participants in the arrangement and third parties. EITF 07-1 is effective for financial statements issued for fiscal years beginning after December 15, 2008 and will be applied retrospectively to all prior periods presented for all collaborative arrangements existing as of the effective date.  We are evaluating the impact of adopting EITF 07-1 on our financial statements and can not estimate the impact of adoption at this time.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities-Including an Amendment of FASB Statement No. 115.” SFAS No. 159 permits entities to choose to measure financial instruments and certain other items at fair value. Entities that elect the fair value option will report unrealized gains and losses in earnings at each subsequent reporting date. The fair value option may be elected on an instrument-by-instrument basis, with few exceptions. SFAS No. 159 also establishes presentation and disclosure requirements to facilitate comparisons between companies that choose different measurement attributes for similar assets and liabilities. We adopted SFAS No. 159 on January 1, 2008, but did not elect the fair value option to measure eligible items.  Accordingly, this statement had no effect on our financial statements.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements.” This standard defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, except that under FASB Staff Position, or FSP, 157-2, “Effective Date of FASB Statement No. 157,” companies are allowed to delay the effective date of SFAS No. 157 for non-financial assets and non-financial liabilities that are not recognized or disclosed at fair value on a recurring basis until fiscal years beginning after November 15, 2008.  In October 2008, FSP 157-3, “Determining the Fair Value of a Financial Asset When the Market for that Asset is Not Active” was issued and effective upon issuance, including prior periods for which financial statements have not been issued.  FSP 157-3 clarified the application of SFAS No. 157 in a market that is not active. We adopted SFAS No. 157 with regard to all financial assets and liabilities in our financial statements in the first quarter of 2008 and have elected to delay the adoption of SFAS No. 157 for non-financial assets and non-financial liabilities until the first quarter of 2009.  The partial adoption of SFAS No. 157 in 2008 with regard to all financial assets and liabilities had no material impact on our financial statements. We are currently evaluating the impact of adopting SFAS No. 157 with regard to non-financial assets and non-financial liabilities.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Reclassifications

Certain prior year amounts have been reclassified to conform to the current year presentation. We reclassified other receivables of $442,000 to prepaid expenses and other current assets on the balance sheet.

2. SPONSORED RESEARCH AND LICENSE AGREEMENTS

In January 2005, we signed a collaborative research and license agreement with Pfizer, Inc. for the development of intrapulmonary products for the treatment of allergic asthma and chronic obstructive pulmonary disease (COPD). The collaboration is primarily focused on our preclinical small molecule compounds, which inhibit IgE receptor signaling in respiratory tract mast cells by blocking the signaling enzyme Syk kinase. The goal of the collaboration is for Pfizer to nominate two of the licensed compounds in order to commence advanced preclinical development. We will earn milestone payments upon the selection of each of the two compounds, as well as in connection with other clinical events and royalties from sales of the resulting products upon marketing approval. Pfizer is responsible for the manufacture of all preclinical and clinical materials for each compound/product and all costs associated with development and commercialization. We did not have any further obligations to Pfizer after the research phase of the collaboration ended in February 2007. In connection with this collaboration, Pfizer paid us $10.0 million upfront and purchased $5.0 million of our common stock at a premium in 2005. In May 2006, we achieved the first milestone and received a $5.0 million milestone payment when Pfizer nominated R343 to commence advanced preclinical development in allergic asthma. In December 2007, we achieved the second milestone and received another milestone payment of $5.0 million when Pfizer initiated a Phase 1 clinical trial on R343. No milestone payments were received in 2008 as no further milestones were met. Pfizer remains obligated to pay us various milestones and royalties in the future if certain conditions are met.

In November 2004, we entered into a broad collaboration agreement with Merck & Co., Inc. to investigate ubiquitin ligases, a new class of drug target, to find treatments for cancer and potentially other diseases. At the time we entered into the agreement, we received an initial cash payment of $7.6 million and funding for our research scientists for two and a half years. We recognized the upfront payment ratably over the two and a half year term of the research agreement. We recognized a pro-rata portion of the invoiced amounts for funding of our research scientists based on the headcount dedicated to the project for the quarter. When the research portion of the collaboration ended in May 2007, we recognized the full amount of the deferred revenue related to the contract as we had no further obligations under the collaboration. We are eligible to receive certain milestone payments and royalties in the future. Merck is responsible for worldwide development and commercialization of any resulting compounds and will pay Rigel royalties on future product sales, if any.

In October 2005, we entered into a collaborative research and license agreement with Merck Serono granting them an exclusive license to develop and commercialize product candidates from our aurora kinase inhibitor program. Even though the agreement included a basket of compounds within the aurora kinase inhibitor program, the collaboration and our efforts under the agreement were focused on R763. We were responsible for all costs associated with the preparation and filing of an IND for R763 while Merck Serono is responsible for all development of R763 following regulatory acceptance of the IND and will bear all costs thereafter. We are also eligible to receive milestone payments and royalties in the future. In connection with this collaboration, Merck Serono paid us $10.0 million upfront and purchased $15.0 million of our common stock at a premium in 2005. We amortized the upfront amount into revenue over the nine months from the initiation of the collaboration in October 2005. As of June 2006, we had completely recognized the upfront amount into revenue as we had performed all our deliverables under the collaboration and did not have any further obligations to Merck Serono leading up to the initiation of the first clinical trial.

During February 2006, we received a milestone payment of $5.0 million triggered by the regulatory acceptance of the R763 IND in January 2006. In September 2006, we received a $3.0 million milestone payment from Merck Serono in connection with the initiation of the Phase 1 study of R763. In October 2007, we received another $3.0 million milestone payment from Merck Serono upon their exercise of the option to obtain Japan rights for R763.

3. SIGNIFICANT CONCENTRATIONS

There were no contract revenues reported during the year 2008. For the year ended December 31, 2007, Pfizer, Merck and Merck Serono accounted for 46%, 30% and 24% of total revenues, respectively. For the year ended December 31, 2006, Merck Serono, Pfizer and Merck accounted for 46%, 30% and 24% of total revenues, respectively. At December 31, 2008 and 2007, we had no accounts receivable. We do not require collateral or other security for accounts receivable.

4. STOCK-BASED COMPENSATION

Total stock-based compensation expense related to all of our stock-based awards that we recognized was as follows (in thousands):

	Year Ended
	December 31,
	2008	2007	2006
Research and development	$12,272	$5,519	$6,515
General and administrative	11,487	6,168	6,064
Stock-based compensation expense	$23,759	$11,687	$12,579

In January 2008, we granted 1,305,691 shares of stock options to our employees.  Due to a higher stock price and volatility rate on the grant date, the valuation for these stock options was approximately $24.1 million.  The increase of stock-based compensation expense in 2008 was mainly due to the amortization of expense associated with the January 2008 grant.

Our stock compensation expense for 2007 includes a charge of approximately $924,000 to correct the misapplication of our estimated forfeiture rate to stock-based compensation expense in 2006. In 2006, our quarterly reported amounts of stock compensation expense were inadvertently reduced by the effect of the expected forfeitures which had already been taken into account in the preceding quarters. The impact of this adjustment was not material to 2007 and prior reporting periods.

Employee stock option plans

In 2006, an amendment to the 2000 Plan was approved to primarily increase the number of shares authorized for issuance by 500,000 shares of common stock. In 2007, the 2000 Plan was amended, primarily to increase the number of shares authorized for issuance to an aggregate total of 8,410,403 shares.  In 2008, the 2000 Plan was amended, primarily to increase the number of shares authorized for issuance by 3,350,000 shares.  Options granted under our 2000 Plan expire no later than ten years from the date of grant. The option price of each incentive stock option shall be at least 100% of the fair value on the date of grant, and the option price for each nonstatutory stock option shall be not less than 85% of the fair value on the date of grant, as determined by the board of directors. Options may be granted with different vesting terms from time to time, ranging from zero to five years. As of December 31, 2008, a total of 10,340,053 shares of common stock were authorized for issuance under the 2000 Plan. Options to purchase 164,309 shares were exercised during the year ended December 31, 2008.

In 2007, the Directors’ Plan was amended, primarily to increase the number of shares authorized for issuance by 110,000 shares to an aggregate total of 435,000 shares.  In 2008, the Directors’ Plan was amended, primarily to increase the number of shares authorized for issuance by 100,000 shares to an aggregate total of 535,000 shares. The exercise price of options under the Directors’ Plan will be equal to the fair market value of the common stock on the date of grant. The maximum term of the options granted under the Directors’ Plan is ten years. As of December 31, 2008, a total of 532,211 shares of common stock were authorized for issuance under the Directors’ Plan. No options to purchase shares were exercised during the year ended December 31, 2008.

4. STOCK-BASED COMPENSATION (Continued)

In December 2007, we adopted a Change of Control Severance Plan for employees serving at or above the level of Vice President. Under this plan, under certain conditions, primarily upon a change in control of the Company, they would receive the payment of certain benefits, including accelerated vesting of all their outstanding stock options and an extension of the period to exercise outstanding options to the earlier of the original option expiration date or the one year anniversary of the triggering event. There was no stock-based compensation expense incurred during the current period due to the adoption of the Change of Control Severance Plan.

Pursuant to SFAS No. 123(R), we are required to estimate the amount of expected forfeitures when calculating compensation costs. We adjust our stock-based compensation expense as actual forfeitures occur, review our estimated forfeiture rates each quarter and make changes to our estimate as appropriate.

Under SFAS No. 123(R), the fair value of each option award is estimated on the date of grant using the Black-Scholes option pricing model. We have segregated option awards into three homogenous groups, officers and directors, all other employees, and consultants, for purposes of determining fair values of options.

We determined weighted-average valuation assumptions separately for each of these groups as follows:

•                  Volatility - We estimated volatility using the historical share price performance over the expected life of the option up to the point where we have historical market data. We also considered other factors, such as implied volatility, our current clinical trials and other company activities that may affect the volatility of our stock in the future. We determined that at this time historical volatility is more indicative of our expected future stock performance.

•                  Expected term - We worked with various historical data to determine the most applicable expected term for each option group. These data included: (1) for options exercised, term of the options from option grant date to exercise date; (2) for options cancelled, term of the options from grant date to cancellation date, excluding unvested option forfeitures; and (3) for options which remained outstanding at the balance sheet date, term of the options from grant date to the end of the reporting period, and the estimated remaining term of the options. The consideration and calculation of the above data gave us reasonable estimates of the expected term for each option group. We also considered the vesting schedules of the options granted and factors surrounding exercise behavior of the option groups, our current market price and company activity that may affect our market price. In addition, we also considered the vesting schedules of the options, the optionee type (i.e., officers and directors, all other employees and consultants) and other factors that may affect the expected term of the option. For options granted to consultants, we use the contractual term of the option, which is generally ten years, for the initial valuation of the option and the remaining contractual term of the option for the succeeding periods.

•                  Risk-free interest rate - The risk-free interest rate is based on U.S. Treasury constant maturity rates with similar terms to the expected term of the options for each option group.

•                  Forfeiture rate - We estimated the forfeiture rate using our historical experience with pre-vesting options. We review our forfeiture rates each quarter and make changes as factors affecting our forfeiture rate calculations and assumptions change.

4. STOCK-BASED COMPENSATION (Continued)

•                  Dividend yield - The expected dividend yield is 0% as we have not paid and do not expect to pay dividends.

The following table summarizes the weighted-average assumptions relating to options granted pursuant to our equity incentive plans for the years ended December 31, 2008, 2007 and 2006:

	Stock Option Plans
	Year Ended
	December 31,
	2008	2007	2006
Risk-free interest rate	2.8%	4.6%	4.7%
Expected term (in years)	4.5	4.1	4.4
Dividend yield	0.0%	0.0%	0.0%
Expected volatility	93.0%	79.6%	95.6%

Options are priced at the market price of our common stock on the date of grant, become exercisable at varying dates and generally expire ten years from the date of grant. At December 31, 2008, options to purchase 4,485,639 shares of common stock were available for grant and 10,872,264 reserved shares of common stock were available for future issuance under our stock option plans.

We recorded stock-based compensation expense of approximately $194,000, $209,000 and $267,000 for the years ended December 31, 2008, 2007, and 2006, respectively, associated with options granted to consultants reflecting the fair value valuation and periodic fair value re-measurement of outstanding consultant options under EITF No. 96-18, “Accounting for Equity Instruments That are Issued to Other Employees for Acquiring, or in Conjunction with Selling, Goods or Services,” or EITF 96-18. The valuation is based upon the current market value of our common stock and other assumptions, including the expected future volatility of our stock price, risk-free interest rate and expected term. For consultant options granted on or after January 1, 2006, we amortized stock-based compensation using a straight-line attribution method consistent with the method used for employees and with the attribution election we made upon adoption of SFAS No. 123(R). For options granted prior to January 1, 2006, we used the accelerated method for expensing stock-based compensation. As of September 30, 2008, all of our outstanding consultant options were fully vested and the related stock-based compensation expenses were fully recognized.

4. STOCK-BASED COMPENSATION (Continued)

Stock-based Compensation Award Activity

Option activity under our equity incentive plans was as follows:

				Weighted-Average
	Shares Available	Number of	Weighted-Average	Remaining	Aggregate
	For Grant	Options	Exercise Price	Contractual Term	Intrinsic Value
Outstanding at January 1, 2006	1,694,834	3,893,219	$15.98
Authorized for grant	500,000	—
Granted	(1,229,967)	1,229,967	$8.79
Exercised	—	(206,636)	$7.96
Cancelled	511,339	(511,339)	$14.72

Outstanding at December 31, 2006	1,476,206	4,405,211	$14.50

Authorized for grant	2,010,000	—
Granted	(1,052,517)	1,052,517	$11.32
Exercised	—	(304,844)	$12.96
Cancelled	72,967	(72,967)	$15.92

Outstanding at December 31, 2007	2,506,656	5,079,917	$13.91

Authorized for grant	3,450,000	—
Granted	(1,534,865)	1,534,865	$25.81
Exercised	—	(164,309)	$10.19
Cancelled	63,848	(63,848)	$18.63

Outstanding at December 31, 2008	4,485,639	6,386,625	$16.82	7.00	$625,764

Vested and expected to vest at
December 31, 2008		6,314,989	$16.82

Exercisable at December 31, 2008		5,262,038	$16.03	6.69	$610,924

Exercisable at December 31, 2007		3,944,713	$13.52

Exercisable at December 31, 2006		2,768,121	$13.39
Weighted average grant-date fair value of options granted during 2008			$17.97
Weighted average grant-date fair value of options granted during 2007			$7.00
Weighted average grant-date fair value of options granted during 2006			$6.24

4. STOCK-BASED COMPENSATION (Continued)

The aggregate intrinsic value is calculated as the difference between the exercise price of the underlying awards and the quoted price of our common stock for the options that were in-the-money at December 31, 2008. During the years ended December 31, 2008, 2007 and 2006, the aggregate intrinsic value of options exercised under our stock option plans was approximately $2.4 million, $3.4 million and $470,000, respectively, determined as of the date of option exercise. As of December 31, 2008, there was approximately $10.7 million of total unrecognized compensation cost, net of estimated forfeitures, related to unvested stock-based compensation arrangements granted under our stock option plans and approximately $1.1 million of total unamortized compensation cost related to our Purchase Plan. The unamortized compensation cost related to our stock option plans is expected to be recognized over a weighted-average period of 2.19 years. We also had approximately 1.1 million of unvested stock options at December 31, 2008. Future option grants and their valuation will increase our compensation cost in the future as the options are granted, valued and expensed ratably according to their vesting periods.

Details of our stock options by exercise price are as follows as of December 31, 2008:

	Options Outstanding
	Number of	Weighted-Average		Options Exercisable
	Outstanding	Remaining	Weighted-Average	Number of	Weighted-Average
Exercise Price	Options	Contractual Life	Exercise Price	Options	Exercise Price
$1.80-$8.15	666,678	5.90	$7.09	613,713	$7.04
$8.25-$9.93	1,271,979	5.41	8.62	1,209,956	8.57
$10.20-$11.36	568,436	7.87	10.94	334,592	10.92
$11.73-$14.75	614,509	7.85	11.94	614,509	11.94
$15.49-$22.54	670,249	6.10	19.25	601,889	19.07
$23.00-$24.56	1,288,747	6.74	23.84	1,035,527	23.80
$25.36-$40.50	1,306,027	9.06	26.45	851,852	26.46

$1.80 - $40.50	6,386,625	7.00	$16.82	5,262,038	$16.03

Employee Stock Purchase Plan

In August 2000, we adopted the Purchase Plan which was approved in September 2000 by our stockholders. In 2007, the Purchase Plan was amended to (i) increase the number of shares authorized for purchase under the Purchase Plan by 1,500,000 and (ii) terminate the provision providing for an annual increase to the Purchase Plan, effective January 1, 2008. The Purchase Plan permits eligible employees to purchase common stock at a discount through payroll deductions during defined offering periods. The price at which the stock is purchased is equal to the lesser of 85% of the fair market value of the common stock on the first day of the offering or 85% of the fair market value of our common stock on the purchase date. The initial offering period commenced on the effective date of our initial public offering. We issued 100,314, 146,243 and 159,380 shares of common stock during 2008, 2007 and 2006, respectively, pursuant to the Purchase Plan at an average price of $11.54 per share, $7.28 per share and $7.21 per share, respectively. For 2008, 2007 and 2006, the weighted average fair value of stock issued under the Purchase Plan was $13.88, $2.80 and $4.95, respectively. The number of shares reserved for future issuance under the Purchase Plan was increased by 1,500,000, 88,888 and 88,888 during 2008, 2007 and 2006, respectively. As of December 31, 2008, we had 1,409,931 reserved shares of common stock for future issuance under the Purchase Plan.

4. STOCK-BASED COMPENSATION (Continued)

The fair value of awards granted under our Purchase Plan is estimated on the date of grant using the Black-Scholes option pricing model, which uses the weighted-average assumptions set forth in the table below. Our Purchase Plan provides for a twenty-four month offering period comprised of four six-month purchase periods with a look-back option. A look-back option is a provision in our Purchase Plan where eligible employees can purchase shares of our common stock at a price per share equal to the lesser of 85% of the fair market value on the first day of the offering period or 85% of the fair market value on the purchase date. Our Purchase Plan also includes a feature that provides for a new offering period to begin when the fair market value of our common stock on any purchase date during an offering period falls below the fair market value of our common stock on the first day of such offering period. This feature is called a “reset.” Participants are automatically enrolled in the new offering period. We had a “reset” for a new twenty-four month offering period starting on July 1, 2008 because the fair market value of our stock on June 30, 2008 was lower than the fair market value of our stock on January 2, 2008, the first day of the offering period. We applied modification accounting in accordance with SFAS No. 123(R) to determine the incremental fair value associated with this Purchase Plan “reset” and recognized the related stock-based compensation expense according to the FASB Technical Bulletin, or FTB, No. 97-1, “Accounting Under Statement 123 for Certain Employee Stock Purchase Plans with a Look-back Option.” The total incremental fair value for this Purchase Plan “reset” was $849,155, which will be recognized over the new twenty-four month offering period. We had another “reset” on January 2, 2009 because the fair market value of our stock on December 31, 2008 was lower than the fair market value of our stock on July 1, 2008, the first day of the offering period.  We are assessing the incremental fair value associated with this Purchase Plan “reset” which will be recorded beginning in the first quarter of 2009.

The following table summarizes the weighted-average assumptions related to our Purchase Plan for the twelve months ended December 31, 2008, 2007 and 2006. Expected volatilities for our Purchase Plan are based on the historical volatility of our stock. Expected term represents the weighted average of the purchase periods within the offering period. The risk-free interest rate for periods within the expected term is based on U.S. Treasury constant maturity rates. There have been no significant changes in the assumptions before and after the “reset” of our Purchase Plan in July 2008.

	Employee Stock Purchase Plan
	Year Ended
	December 31,
	2008	2007	2006
Risk-free interest rate	2.1%	4.7%	4.6%
Expected term (in years)	1.3	0.6	1.2
Dividend yield	0.0%	0.0%	0.0%
Expected volatility	99.0%	45.5%	109.9%

5. CASH, CASH EQUIVALENTS AND AVAILABLE-FOR-SALE SECURITIES

Cash, cash equivalents and available-for-sale securities consist of the following (in thousands):

	December 31,
	2008	2007
Checking account	$491	$425
Money market funds	45,514	15,051
U. S. treasury bills	26,085	—
Government-sponsored enterprise securities	34,641	38,262
Corporate bonds and commercial paper	27,746	54,558

	$134,477	$108,296

Reported as:
Cash and cash equivalents	$46,005	$44,503
Available-for-sale securities	88,472	63,793

	$134,477	$108,296

Cash equivalents and available-for-sale securities included the following securities with unrealized gains and losses (in thousands):

		Gross	Gross
	Amortized	Unrealized	Unrealized	Estimated
December 31, 2008	Cost	Gains	Losses	Fair Value
U. S. treasury bills	$25,972	$113	$—	$26,085
Government-sponsored enterprise securities	34,501	140	—	34,641
Corporate bonds and commercial paper	27,603	143	—	27,746

Total	$88,076	$396	$—	$88,472

		Gross	Gross
	Amortized	Unrealized	Unrealized	Estimated
December 31, 2007	Cost	Gains	Losses	Fair Value
Government-sponsored enterprise securities	$38,256	$18	$—	$38,274
Corporate bonds and commercial paper	54,366	197	(5)	54,558

Total	$92,622	$215	$(5)	$92,832

As of December 31, 2008, all of our cash equivalents and available-for-sale securities had maturities of less than one year.  At December 31, 2008, our available-for-sale securities had a weighted average maturity of approximately 108 days. We have the ability to hold all investments as of December 31, 2008 to maturity.

5. CASH, CASH EQUIVALENTS AND AVAILABLE-FOR-SALE SECURITIES (Continued)

At December 31, 2008 and 2007, we had no investment that has been in a continuous unrealized loss position for more than twelve months. As of December 31, 2007, a total of three individual securities were in an unrealized loss position for twelve months or less that was deemed to be temporary. The following table shows the unrealized losses and fair values of these three securities as of December 31, 2007 by investment category (in thousands):

	Estimated Fair Value	Unrealized Losses
Government-sponsored enterprise securities	$—	$—
Corporate bonds and commercial paper	6,394	(5)
Total	$6,394	$(5)

6. FAIR VALUE

Under SFAS No. 157, fair value is defined as the price at which an asset could be exchanged or a liability transferred in a transaction between knowledgeable, willing parties in the principal or most advantageous market for the asset or liability. Where available, fair value is based on observable market prices or parameters or derived from such prices or parameters. Where observable prices or parameters are not available, valuation models are applied.

Financial assets recorded at fair value in our financial statements are categorized based upon the level of judgment associated with the inputs used to measure their fair value. Hierarchical levels, defined by SFAS No. 157 and directly related to the amount of subjectivity associated with the inputs to fair valuation of these assets and liabilities, are as follows:

Level 1 — Inputs are unadjusted, quoted prices in active markets for identical assets at the reporting date.  Active markets are those in which transactions for the asset or liability occur in sufficient frequency and volume to provide pricing information on an ongoing basis.

The fair valued assets we hold that are generally included under this Level 1 are money market securities where fair value is based on publicly quoted prices.

Level 2 — Inputs are other than quoted prices included in Level 1, which are either directly or indirectly observable for the asset or liability through correlation with market data at the reporting date and for the duration of the instrument’s anticipated life.

The fair valued assets we hold that are generally included under this Level 2 were government-sponsored enterprise securities, U. S. Treasury bills, corporate bonds and commercial paper where fair value is based on valuation methodologies such as models using observable market inputs, including benchmark yields, reported trades, broker/dealer quotes, bids, offers and other reference data.

Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities and which reflect management’s best estimate of what market participants would use in pricing the asset or liability at the reporting date. Consideration is given to the risk inherent in the valuation technique and the risk inherent in the inputs to the model.

6. FAIR VALUE (Continued)

We carry no investments classified under Level 3.

Fair Value on a Recurring Basis

Financial assets measured at fair value on a recurring basis are categorized in the tables below based upon the lowest level of significant input to the valuations (in thousands):

	Assets at Fair Value as of December 31, 2008
	Level 1	Level 2	Level 3	Total
Money market fund	$45,514	$—	$—	$45,514
U. S. treasury bills	—	26,085	—	26,085
Government-sponsored enterprise securities	—	34,641	—	34,641
Corporate bonds and commercial paper	—	27,746	—	27,746

Total	$45,514	$88,472	$—	$133,986

7. PROPERTY AND EQUIPMENT

Property and equipment consists of the following (in thousands):

	December 31,
	2008	2007
Laboratory and office equipment	$19,019	$17,207
Construction in progress	5	5

Total property and equipment	19,024	17,212
Less accumulated depreciation and amortization	(15,457)	(14,652)

Property and equipment, net	$3,567	$2,560

 During 2008, we disposed of approximately $694,000 of assets with related accumulated depreciation of approximately $619,000. In 2007, we disposed of approximately $6,000 of assets with related accumulated depreciation of approximately $2,000.

At December 31, 2008 and 2007, equipment under capital leases included in property and equipment had a cost of approximately $5.2 million and $4.0 million, respectively. Total depreciation expense, which includes amortization from equipment under capital leases, was $1.4 million, $1.3 million and $1.4 million for the years ended December 31, 2008, 2007 and 2006, respectively.

8. LONG-TERM OBLIGATIONS

At December 31, 2008, future minimum lease payments and obligations under all noncancelable leases were as follows (in thousands):

	Capital	Operating
	Leases	Leases
For years ending December 31,
2009	$1,504	$16,481
2010	1,261	14,561
2011	863	14,838
2012	45	15,354
2013	—	13,809
2014 and thereafter	—	62,314

Total minimum payments required	3,673	$137,357

Less amount representing interest	(281)
Present value of future lease payments	3,392
Less current portion	(1,339)

Noncurrent obligations under capital leases	$2,053

We entered into a build-to-suit lease agreement with our landlord in May 2001, and moved into our current facilities in February 2003. In January 2005, we entered into an amendment with the landlord for our office lease to decrease the contractual rental commitments in 2005 by approximately $1.0 million. In July 2006, we amended our facility lease again in order to defer certain rent payments originally to occur in 2006 and 2007. The deferred payments are due to be paid to the landlord over the period starting from 2009 to 2012. We may prepay the deferred amount at any time without penalty. We reevaluated the lease amendment under SFAS No. 13, “Accounting for Leases” and determined that the amended lease still qualified as an operating lease. In conjunction with the lease amendment, a warrant was issued to purchase 100,000 shares of our common stock at $10.57 per share. The warrant remains exercisable until July 2013 and is exercisable at the option of the holder. See further discussion of the warrants in Note 9—Stockholder’s Equity.

During May 2004, we initiated a sublease of approximately 15,000 square feet of our premises to a tenant for a period of two years. The sublease was amended in September 2005 to extend the term for an additional year. In May 2007, we subleased approximately 6,180 square feet of our space to another tenant. The sublease was terminated in March 2008. Rent expense, net of sublease income, under all operating leases amounted to approximately $14.5 million, $15.1million and $14.4 million for the years ended December 31, 2008, 2007 and 2006, respectively.

In August 2000, we obtained a master agreement with a leasing company to finance our capital purchases. Under this agreement, from time to time we sell to the leasing company at cost and lease back the equipment we purchased. The lease period is three years with the interest rate on the lease fixed at drawdown and ranging approximately from 10.3% to 10.9%. Each line has a bargain purchase buyout provision of $101. We account for the sale-leaseback transaction as financing, with no sale and no gain (loss) being recognized. As of December 31, 2008, the outstanding principal balance under the credit lines was approximately $714,000.

8. LONG-TERM OBLIGATIONS (Continued)

In January 2008, we obtained a new equipment lease line with a borrowing capability of $1.5 million.  Our borrowing capacity under this equipment lease line was increased to $3.2 million in July 2008. Our ability to draw down on this line expired at the end of 2008. The repayment period from this line is three years beginning on the date of each draw down, with the interest rate on the line fixed at each draw down. Each draw down has a bargain purchase buyout provision of $1. During the year 2008, we drew down approximately $2.9 million, which is included in our capital lease obligation on our balance sheet. As of December 31, 2008, the outstanding principal balance under the credit lines was approximately $2.7 million.

Obligations under all capital leases are secured by the assets financed under the leases.

9. STOCKHOLDERS’ EQUITY

Preferred Stock

We are authorized to issue 10,000,000 shares of preferred stock. As of December 31, 2008 and 2007, there were no issued and outstanding shares of preferred stock. Our board of directors is authorized to fix or alter the designation, powers, preferences and rights of the shares of each such series of preferred shares, and the qualifications, limitations or restrictions of any wholly unissued shares, to establish from time to time the number of shares constituting any such series, and to increase or decrease the number of shares, if any.

Common Stock

During the first quarter of 2008, we completed an underwritten public offering in which we sold 5,000,000 shares of our common stock at a price of $27.00 per share to the public. We received net proceeds of approximately $127.5 million after deducting underwriting discounts, and commissions and offering expenses.

Warrants

In conjunction with the facilities lease entered into in May 2001, we issued a warrant to the lessor to purchase 16,666 shares of our common stock at an exercise price of $80.21 per share, a 15% premium to market at the time of issuance. This warrant expired in May 2006. The fair market value of this warrant, as determined using the Black-Scholes valuation model, was approximately $683,000. This amount has been capitalized in other long-term assets and is being amortized into expense over the life of the lease. As of December 31, 2008, approximately $413,000 remained to be amortized over the life of the lease.

In conjunction with the facilities lease amendment in October 2002, we issued a warrant to the lessor to purchase 55,555 shares of our common stock at an exercise price of $17.73 per share. The warrant expired in October 2007. The fair value of this warrant, as determined using the Black-Scholes valuation model, was approximately $565,000. This amount has been capitalized in other long-term assets and is being amortized into expense over the life of the lease. As of December 31, 2008, approximately $342,000 remained to be amortized over the life of the lease.

In conjunction with the facilities lease amendment in July 2006, we issued a warrant to the lessor to purchase 100,000 shares of our common stock at an exercise price of $10.57 per share. The warrant is outstanding as of December 31, 2008 and exercisable at any time up to July 2013. The fair value of this warrant, as determined using the Black-Scholes valuation model, was approximately $801,000. The amount has been included in other long-term assets and is being amortized into expense over the life of the lease. As of December 31, 2008, approximately $629,000 remained to be amortized over the life of the lease.

9. STOCKHOLDERS’ EQUITY (Continued)

As of December 31, 2008, we had reserved shares of common stock for future issuance as follows:

December 31,
2008
Warrants	100,000
Incentive stock plans	10,872,264
Purchase Plan	1,409,931

Total	12,382,195

10. INCOME TAXES

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of our deferred tax assets are as follows (in thousands):

	December 31,
	2008	2007
Deferred tax assets
Net operating loss carryforwards	$152,034	$111,297
Research and development credits	19,511	15,469
Capitalized research and development expenses	19,815	15,671
Deferred compensation	15,282	7,647
Other, net	7,096	7,688

Total deferred tax assets	213,738	157,772
Valuation allowance	(213,738)	(157,772)

Net deferred tax assets	$—	$—

As of December 31, 2008, we had net operating loss carryforwards for federal income tax purposes of approximately $431.0 million, which expire beginning in the year 2011 and state net operating loss carryforwards of approximately $94.0 million, which expire beginning in the year 2015.

We also have federal research and development tax credits of $14.1 million, which begin to expire in the year 2012 and state research and development tax credits of approximately $12.2 million, which have no expiration date.  Federal refundable credit of $89,000 for 2008 was calculated based on fixed assets placed into service from April 1, 2008 to December 31, 2008, in accordance with the provisions of the Housing and Economic Recovery Act of 2008.

Realization of deferred tax assets is dependent upon future earnings, if any, the timing and amount of which are uncertain. Accordingly, the net deferred tax assets have been fully offset by a valuation allowance. The valuation allowance increased by $56.0 million and $30.9 million for the years ended December 31, 2008 and 2007, respectively.

Included in the valuation allowance balance at December 31, 2008 is $4.1 million of tax deductions related to the exercise of stock options which are not reflected as an expense for financial reporting purposes. Accordingly, any future reduction in the valuation allowance relating to this amount will be credited directly to equity and not reflected as an income tax benefit in the statement of operations.

Utilization of the net operating loss may be subject to annual limitations if there are ownership changes in the future. The limitations are subject to Internal Revenue Code and similar state provisions and such limitations could result in the expiration of the net operating loss before utilization.

10. INCOME TAXES (Continued)

Adoption of FASB Interpretation No. 48

On January 1, 2007, we adopted the provisions of FIN 48, Accounting for Uncertainty in Income Taxes, which clarifies the accounting for uncertainty in income taxes recognized in accordance with SFAS No. 109, Accounting for Income Taxes. The following table summarizes the activity related to our gross unrecognized tax benefits (in thousands):

	2008	2007

Balance at the beginning of the year	$3,400	$3,400
Increases related to prior year tax positions	—	—
Increases related to current year tax positions	—	—

Balance at the end of the year	$3,400	$3,400

As of the date of adoption on January 1, 2007, we recorded a $3.4 million reduction to deferred tax assets for unrecognized tax benefits, all of which was offset by a full valuation allowance and therefore did not record any adjustment to the beginning balance of retained earnings on the balance sheet. We do not anticipate a significant change to its unrecognized tax benefits over the next twelve months.

We file income tax returns in the U.S. federal jurisdiction and in California, and the tax returns filed for the years 2002 through 2007 have not been examined and have not expired by the statute of limitations. Because of net operating loss and research credit carryovers, substantially all of our tax years remain open to examination.

Our policy is that we recognize interest and penalties accrued on any unrecognized tax benefits as a component of income tax expense. As of the date of adoption of FIN 48, we did not have any accrued interest or penalties associated with any unrecognized tax benefits.

11. SUBSEQUENT EVENTS

In February 2009, we announced that we have cut our research programs in virology and oncology as well as terminated certain related development and administrative staff, which resulted in the dismissal of 36 employees or approximately 20% of our workforce. This measure is intended to maintain our emphasis on active preclinical and clinical programs, while conserving our resources. We are still assessing the restructuring and other charges associated with this measure, which are expected to be recorded in the first quarter of 2009.

On February 6, 2009, a purported securities class action lawsuit was commenced in the United States District Court for the Northern District of California, naming us and certain of our officers, directors and underwriters as defendants for our February 2008 stock offering. The lawsuit alleges violations of the Securities Act of 1933 and the Securities Exchange Act of 1934 in connection with allegedly false and misleading statements made by us related to the results of a Phase II clinical trial of our product candidate R788.  The plaintiff seeks damages, including rescission or rescissory damages for purchasers in the stock offering, an award of its costs and injunctive and/or equitable relief for purchasers of our common stock during the period between December 13, 2007 and October 27, 2008, including purchasers in the stock offering. An additional purported securities class action lawsuit containing similar allegations was subsequently filed in the United States District Court for the Northern District of California on February 20, 2009.  It is possible that additional suits will be filed, or allegations received from stockholders, with respect to these same matters and also naming us and/or our executive officers and directors as defendants. These lawsuits and any other related lawsuits are subject to inherent uncertainties and the actual cost will depend upon many unknown factors. The outcome of the litigation is necessarily uncertain and we could be forced to expend significant resources in the defense of these lawsuits, and we may not prevail. We are not currently able to estimate the possible cost to us from these matters, as the lawsuits are currently at an early stage and we cannot ascertain how long it may take to resolve these matters. We have not established any reserve for any potential liability relating to these lawsuits. We believe that we have meritorious defenses and intend to defend these lawsuits vigorously.

12. SELECTED QUARTERLY FINANCIAL DATA

	(unaudited, in thousands, except per share amounts)
	Year Ended December 31, 2008				Year Ended December 31, 2007
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Revenue	$—	$—	$—	$—	$2,644	$1,956	$—	$8,000
Net loss	$(27,262)	$(34,029)	$(37,691)	$(33,364)	$(17,081)	$(19,245)	$(18,944)	$(19,002)
Net loss per share, basic and diluted	$(0.79)	$(0.93)	$(1.03)	$(0.91)	$(0.68)	$(0.68)	$(0.61)	$(0.61)
Weighted average shares used in computing net loss per share, basic and diluted	34,417	36,505	36,581	36,584	25,184	28,355	31,030	31,084

Net loss in the fourth quarter of 2008 decreased mainly due to the reversal of the bonus expense of $3.0 million recorded in the previous quarters as we decided not to pay any bonuses for 2008.